

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
Doug Croxall
Chief Executive Officer and Chairman
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

> **Re:** **Marathon Patent Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 4, 2014**
> **File No. 333-198569**

Dear Mr. Croxall:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the outstanding comments concerning your Form S-3 (File No. 333-196994) should be resolved prior to the effectiveness of this registration statement given that the comments also apply to this registration statement. Additionally, please ensure that you disclose any concurrent offering on the prospectus cover page.

2. It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this primary offering. If true, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates. Additionally, please ensure you disclose the public float and the amount of securities offered during the prior 12 months on the outside front cover of your prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3.

Incorporation of Certain Documents by Reference, page 28

3.   We note that you have not incorporated by reference your Form 8-Ks dated September 19, 2014, September 15, 2014, September 5, 2014 and March 17, 2014. Please amend your registration statement to specifically incorporate these filed current reports. See Item 12(a) of Form S-3.

Exhibit Index

4.   Please be advised that the form of stock certificate, warrant and unit listed as Exhibits 4.1, 4.2 and 4.3, respectively, should be filed prior to the effectiveness of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-Mail
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP